December 21, 2007

Melissa N. Rocha, CPA
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re:	Church & Dwight Co., Inc
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-10585

Dear Ms. Rocha:

Thank you for your assistance to expeditiously complete this process.  As requested during our telephone discussion on December 20, 2007, we have provided the following responses related to your specific comments.

1.	Disclose the lost profitability of brands that have impairment charges.

As we previously communicated, our past impairment charges were a result of lost distribution at certain customers, and to a lesser extent from reduced profitability.  The amount related to reduced profitability was not material to the Company’s consolidated financial statements.  However, to the extent future impairments are caused from reduced profitability, we will disclose this impact, if material, in future filings.

2.	In respect to the guarantor financial information, you asked that we explain why the Parent Company’s net income does not equal consolidated net income.

Our draft footnote presentation provided in our previous response letter included the elimination of profit-in-inventory, resulting from inventory purchases by the Parent Company from the Subsidiary, in the elimination column to derive the consolidated financial statements.  After further consideration to your comment, we agree that the elimination of profit-in-inventory from intercompany purchases should be reflected in the Parent Company rather than the elimination column, when applying the equity method of accounting.  In future filings, we will revise our presentation to include this elimination in the Parent Company which will result in Parent Company net income agreeing to consolidated net income.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (609)-497-7120.

Sincerely,

CHURCH & DWIGHT CO., INC

By:<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />	/s/ Steven J. Katz
Steven J. Katz
Vice President, Controller